As filed with the Securities and Exchange Commission on July 30, 2002

File No. 070-08787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
_________________________________

Xcel Energy Inc.
 800 Nicollet Mall
Minneapolis, Minnesota 55402
(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.
 (Name of top registered holding company parent)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name and address of agent for service)

_________________________________

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Michael G. Strohmeier
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

Status of Tie Line
A. Background
B. Discussion
SIGNATURE
Appendix A

Status of Tie Line	1

A. Background	1

B. Discussion	2

Appendix A	A-1

i

         This Post-effective Amendment No. 5 amends the Application/Declaration on Form U-1 in this proceeding (File No. 70-8787) by adding the following to the end of Item 1:

Status of Tie Line

A.	Background

         Xcel Energy Inc. (“Xcel Energy”) is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”). Xcel Energy was formed pursuant to the merger of New Century Energies, Inc. (“NCE”) and Northern States Power Company, which merger was approved by this Commission in Holding Co. Act Release No. 27212 (August 16, 2000) (the “Xcel Order”). Prior thereto, Southwestern Public Service Company (“SPS”) and Public Service Company of Colorado (“PSCo”) combined to form NCE pursuant to the order of the Commission in this docket in Holding Co. Act Release No. 26748 (August 1, 1997) (the “NCE Order”).

         Xcel Energy’s public-utility subsidiaries (the “Utility Companies”) are Northern States Power Company, a Minnesota corporation (“NSP-M”), Northern States Power Company, a Wisconsin corporation (“NSP-W”), PSCo, SPS, Cheyenne Light, Fuel & Gas Company and Black Mountain Gas Company.1 These six utility subsidiaries serve electric and/or natural gas customers in 12 states. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy’s regulated businesses include Viking Gas Transmission Co. and WestGas InterState, Inc., both interstate natural gas pipeline companies. Xcel Energy also owns or has an interest in a number of nonregulated businesses, the largest of which is NRG Energy, Inc. (“NRG”), an independent power producer.

         In the Application in this docket to combine and form NCE, PSCo and SPS undertook to construct a new transmission line (herein, the “tie line”) to interconnect their electric system within five years of the consummation of the proposed merger transaction. This commitment was found by the Commission in the NCE Order to satisfy the interconnection requirements of the Act. At footnote 44 of the NCE Order, the Commission stated: “In the event that New Century Energies at any time determines not to construct the tie, or the tie is not substantially completed within five years of the date of the consummation of the merger, New Century Energies will file a post-effective amendment concerning the measures it will take to ensure that the requirements of Section 2(a)(29)(A) of the Act are satisfied.” Subsequently, Xcel Energy in its Application/Declaration in File No. 70-10059 sought to acquire the outstanding publicly-held stock of NRG, which transaction was approved by the Commission in Holding Co. Act Release No. 27533 (May 30, 2002). As part of that Application, Xcel Energy committed to file a post-effective amendment in this docket to update the record to show that the tie line is “substantially completed” within the meaning of the NCE Order and, if necessary, to seek Commission

[1]	On July 11, 2002, Xcel Energy filed an Application/Declaration in File No. 70-10072 with the Commission requesting approval of the sale of all of the issued and outstanding shares of Black Mountain to Southwest Gas Corporation.

approval to extend the time for completing the line. The purpose of this filing is to update the record to show that the tie line is substantially completed within the meaning of the NCE Order.

B.	Discussion

         PSCo and SPS announced their plans to construct the tie line in 1995. As required by the FERC order approving the merger of PSCo and SPS, the two companies engaged in an open-planning process to analyze and plan the tie lie. The process involved the formation of a “Study Committee” consisting of over fifty members representing electric companies, reliability councils, state regulatory commissions, consulting groups and electric marketers. Part of this process involved options for participation in the project by third parties. PSCo and SPS concluded this process on August 27, 1998 with the announcement of a two-phased interconnection project, given the size, length and capital requirements of the interconnection and the lack of interest by any third party participating in the project.

         The first phase of the project from Amarillo, Texas to Holcomb, Kansas included a 220-mile 345 kV transmission line that was finally approved by the Public Utility Commission of Texas in May 2000 and the Kansas Corporation Commission in July 1999. Construction of the line from Amarillo, Texas to Holcomb, Kansas began in November, 2000. That line was constructed and was placed in service on September 30, 2001. Major transmission interchanges were constructed near Amarillo and Holcomb. The total cost of the first phase of the project was approximately $83 million.

         The second phase of the interconnection consists of a 120-mile 345 kV line from Holcomb, Kansas to Lamar, Colorado where a 210 MW high-voltage direct-current (HVDC) converter will be installed.2 That line is planned to be energized in September 2004 and in commercial operation by December 2004. Regulatory approvals and all permitting for the segment in Kansas have been obtained. On September 20, 2001, the Colorado Public Utilities Commission (“CPUC”) granted PSCo the authority to build the portion of the 345 kV interconnection in Colorado. PSCo then sought rehearing of certain provision of the CPUC order. The final CPUC order was issued on December 26, 2001. The CPUC ruled that once the line is in operation, PSCo would be allowed to recover from ratepayers the cost of the transmission line and 50 percent of the cost of the HVDC converter. Regardless of the rate treatment, Xcel Energy is committed to completing the line promptly and intends to seek rate recovery from tie line users through other regulatory venues. In Colorado, the only required local permit was granted by the Prowers County Commission in September 1999. All right of way in Colorado has been acquired and surveying processed. Right of way in Kansas for the second phase is being acquired and is targeted to be complete by December 2002. Xcel Energy has issued a bid request for the HVDC converter station that Xcel Energy currently plans to locate near Lamar, Colorado. The selection of vendor and commitments for the purchase of the converter is targeted for September 2002. Commitments have been entered for the purchase of the second phase poles, conductor wire and other materials. Physical construction of the second phase of the tie line from Holcomb, Kansas to Lamar, Colorado will begin in November 2003. The cost of the second phase of the project, including the HVDC tie, is projected to be $92 million, causing the total cost for the entire tie line project to be approximately $175 million.

         The tie line is a substantial transmission project, crossing four states, and is believed by Xcel Energy to be one of the largest transmission projects currently under construction in the

[2]	In accordance with the FERC open access transmission tariff, a third party has requested Xcel Energy study expanding the capacity of the tie line. This expansion will allow for third-party participation in the tie line and defray Xcel Energy’s investment in the tie line. Any expansion of the tie line is not expected to delay the commercial operation date of December 2004. Negotiations with the third party are expected to be completed in the next 45 days.

2

United States. Attached as Appendix A to this filing is a schedule showing all of the key milestones associated with the construction and completion of the tie line.

         A high voltage electric transmission project of the magnitude of the tie line requires a long period of time for its completion and, especially in light of the various governmental approvals necessary to complete the project, the five year period in the NCE Order did not fully suffice to complete the project.2 Presumably, this was already anticipated in the NCE Order as a potential likelihood. Nevertheless, as described above, the first phase, consisting of a 220-mile 345 kV transmission line, is complete. All necessary regulatory approvals to complete the second phase of the interconnection have been obtained and right-of-way acquisition is nearly complete. Commitments for virtually all material components, other than the HVDC converter, have been obtained and bids have been sought for the HVDC converter. While there is no established precedent of what constitutes “substantial completion” under the Act, Xcel Energy believes that the appropriate standard has been met in the present case. The required task of completing the tie line has become so far advanced that the ultimate completion is determinable with reasonable certainty within a reasonable period of time. Absent an act of God or some other catastrophe, Xcel Energy believes that the line will be completed and in service by the end of 2004.

         Xcel Energy further notes that it is currently in compliance with the interconnection requirements under Section 2(a)(29)(A) of the Act with respect to SPS and PSCo under current Commission precedent.3 As stated by the Commission in the NCE Order, the issue is whether the SPS and PSCo combined properties are “capable of physical interconnection” within the meaning of Section 2(a)(29)(A) of the Act. The meaning of the phrase “capable of physical interconnection” was interpreted by the court in Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999) as follows:

Section 2(a)(29)(A)’s definition does not require that assets be actually interconnected — only that they be “capable of physical interconnection,” that is, that it is possible to interconnect them. The SEC has reasonably construed this requirement to be satisfied in cases past “on the basis of contractual rights to use a third-party’s transmission line” or “if physical interconnection is contemplated or ... possible within the reasonably near future.” (footnotes omitted)

This standard is clearly met in the present case because, as shown above, the tie line is now expected to be completed within approximately two years. The other aspects of Section

[2]	The National Energy Policy Report (May 2001) prepared by the National Energy Policy Group (chaired by Vice President Cheney) specifically noted the time requirements and costs of new electric transmission construction as a result of state and local regulation of transmission construction and siting. See p. 7-5 to 7-8. The time required to plan the tie line through the open study process and then seek and obtain the required state and local regulatory approvals is simply evidence of the concerns noted in the Report.

[3]	As shown in the Xcel Order, the Xcel Energy system does fulfill the interconnection requirements with respect to its other Utility Companies.

3

2(a)(29)(A) will be met upon completion of the tie line as found by the Commission in the NCE Order and are met, as found by the Commission in the Xcel Order, through the existing Joint Operating Agreement among PSCo, SPS, NSP-M and NSP-W and other forms of coordination.

4

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Xcel Energy has duly caused this Post-Effective Amendment No. 5 to its Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 30, 2002

Xcel Energy Inc.

By:	/s/ Gary R. Johnson

Gary R. Johnson Vice President and Treasurer

Appendix A

SPS/PSCo TRANSMISSION LINE INTERCONNECT PROJECT MILESTONES

Milestone	Date	Status

Southwestern Public Service Company (“SPS”) and Public Service Company of Colorado (“PSCo”) announced an agreement to merge forming New Century Energies, Inc. (“NCE”).	8/22/95	Completed

SPS and PSCo initiate an open planning study process, the Joint Transmission Planning Study (“the Study”), by inviting 205 regional utilities, federal and state regulatory agencies and environmental organizations to participate.	9/96	Completed

SPS and PSCo merge NCE.	8/1/97	Completed

The Study process approved by Study Committee.	9/18/97	Completed

Open Solicitation Process Request for Proposal (“RFP”) issued.	10/1/97	Completed

The Study Report released.	10/6/97	Completed

Open Solicitation Process RFP bids due.	11/7/97	Completed

RFP bid evaluation conducted by Hagler Bailly Consulting, Inc. (“HB”)	11/7/97 – 7/31/98	Completed

HB’s report “Evaluations of Proposals for PSCo/SPS Transmission Interconnection Solicitation” released.	7/31/98	Completed

HB’s report “PSCo/SPS Transmission Interconnection Solicitation Supplemental Report” released.	8/26/98	Completed

Selection Conference held by NCE. Final Project Alternative 5X presented as selected alternative. This alternative consists of a 345 kV line from Amarillo, TX (Potter County Interchange) to Garden City, KS (Sunflower Electric Power Corporation’s Holcomb Generating Station) and thence to Lamar, Colorado and PSCo’s jointly-owned Lamar Substation. A High Voltage Direct Current (“HVDC”) Converter sited at Lamar Substation.	8/27/98	Completed

Interconnection Team formed for pursuing logistics of line construction.	9/98	Completed

State regulatory commission meetings held to discuss filing requirements.	10/98 – 3/99	Completed

Community meetings for presentation of proposed line corridors held in Colorado, Kansas, Oklahoma and Texas.	10/98 – 2/99	Completed

Vendor presentations for HVDC converter conducted.	11/98 – 1/99	Completed

NCE splits interconnection project into two phases. Phase 1 consists of the line construction from Amarillo, TX to Holcomb, KS. Phase 2 consists of line construction from Holcomb, KS to Lamar, CO and the construction of the	1/99	Completed

HVDC Converter.

Application made requesting a Siting Permit from the Kansas Corporation Commission (“KCC”) for both Phase 1 and Phase 2 construction in Kansas.	4/29/99	Completed

KCC Public Hearing on Siting Permit application held.	5/26/99	Completed

KCC Technical Hearing on Siting Permit application held.	6/17/99	Completed

Application made requesting Special Use Permit (“Permit”) from Prowers County (Colorado) Planning Commission. (County governments have siting authority in Colorado.)	7/12/99	Completed

KCC order granting Siting Permit issued.	7/19/99	Completed

Prowers County Planning Commission held hearing on Permit during which Planning Commission voted approval and forwarded application to County Commission.	8/3/99	Completed

Prowers County Commission Hearing held. Permit issue referred to county counsel for document drafting.	8/30/99	Completed

Special Use Permit granted by Prowers County Commission.	9/9/99	Completed

Application made requesting a Certificate of Convenience and Necessity (“CCN”) from Public Utility Commission of Texas (“PUCT”) for Phase 1	9/30/99	Completed

line construction in Texas.

Sunflower Electric Power Corporation and SPS sign Interconnection Agreement.	1/28/00	Completed

Stipulation filed by parties in Texas CCN docket (PUCT Docket No. 21460) requesting that the PUCT grant application.	2/14/00	Completed

Right-of-Way (“ROW”) acquisition completed in Colorado.	3/22/00	Completed

PUCT order granting CPCN issued.	4/1/00	Completed

Commence obtaining commitments for materials (other than HVDC converter 1 for Phase 2.	6/00	Completed

Application requesting Certificate of Public Convenience and Necessity (“CPCN”) to construct Phase 2 submitted to Colorado Public Utilities Commission (“CPUC”).	7/00	Completed

Construction begins on Phase 1 from Amarillo, TX to Holcomb, KS.	11/00	Completed

CPUC order granting CPCN for Phase 2 construction.	12/26/01	Completed

Construction completed on Phase 1 and line energized.	8/01	Completed

Phase 1 project placed on commercial operation.	9/01	Completed

Selection of vendor and commitment for purchase of HVDC converter.	9/02	Planned

Row acquisition completed in Kansas for Phase 2.	12/02	Planned

Construction begins on Phase 2.	11/03	Planned

Construction completed on Phase 2.	9/04	Planned

Line and HVDC converter energized.	12/04	Planned

A-4